SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. ____5_____ )(1)

                           Stelmar Shipping Ltd. (SJH)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    V8726M103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               George Karageorgiou
                              c/o Stelinvest Corp.
                                  Status Center
                                  2A Areos Str.
                               Vouliagmeni, 16671
                                 Athens, Greece
                              Tel: 011-301-967-0001
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  V8726M103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelphi Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,092,056

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,092,056

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,092,056

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.1%

14.  TYPE OF REPORTING PERSON*

     HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   V8726M103
            ---------------------
     This Amendment No. 5 to Schedule 13D is being filed for the purpose of correcting a typo in Item 4 of the Amendment No. 4 to Schedule 13D which incorrectly reported that Stelphi Holding Ltd. ("Stelphi") has acquired "53,00" shares of Common Stock, $0.02 par value, of Stelmar Shipping Ltd. (the "Issuer"). Stelphi actually acquired 53,000 Shares.

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

      No change from the Fourth Amendment to Schedule 13D.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

      No change from the Fourth Amendment to Schedule 13D.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

      No change from the Fourth Amendment to Schedule 13D.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

      Stelphi purchased 53,000 Shares from April 21 through May 2, 2003 in the open market. All Shares held by Stelphi were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of Stelphi's business or investment activities, as the case may be.

      Other than as disclosed above, there has been no change from the Fourth Amendment to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

      No change from the Fourth Amendment to Schedule 13D.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      No change from the Fourth Amendment to Schedule 13D.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

      None.
--------------------------------------------------------------------------------



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 31, 2003
                                        ----------------------------------------
                                                           (Date)


                                                  /s/ George Karageorgiou
                                        ----------------------------------------
                                                        (Signature)


                                                  George Karageorgiou
                                                  President
                                        ----------------------------------------
                                                     (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


21820.0001 #439588